EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR DECEMBER 31,

(UNAUDITED)

(Dollars in millions)	2016	2015	2014
Income from continuing operations before income taxes (1)	$719	$783	$775

Add: fixed charges, excluding capitalized interest	364	466	514

Income as adjusted before income taxes	$1,083	$1,249	$1,289

Fixed charges:
Interest expense	$364	$466	$514
Capitalized interest	—	—	—
Portion of rental expense representative of interest (2)	—	—	—

Total fixed charges	$364	$466	$514

Ratio of income from continuing operations to fixed charges	2.98	2.68	2.51

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

(2) The company is globally located and conducts business primarily from parent-leased and parent-owned facilities for which it is charged occupancy charges. These costs may not be indicative of the expenses that IBM Credit will incur in the future, or would have incurred if the company had obtained these services from a third party. The amounts charged to the company by IBM in the periods presented were not material.